SELECTED FINANCIAL DATA

(Dollars in Thousands, Except per Share Amounts)
----------
                           2001       2000       1999       1998       1997
                         --------   --------   --------   --------   --------
SALES AND INCOME
----------
Net Sales                $216,037   $248,215   $247,839   $216,574   $189,652
Income Before Income
 Taxes                     20,979     37,634     25,877     19,126     22,005
Net Income                 15,734     26,720     18,631     13,771     16,500

PER SHARE DATA
----------
Basic                        1.03       1.79       1.24        .91       1.10
Diluted                       .98       1.69       1.19        .87       1.05
Book Value                   10.62      9.65       7.94       7.24       6.26

FINANCIAL POSITION (YEAR-END)
----------
Current Assets             84,916     92,849     72,547     69,164     74,325
Current Liabilities        29,692     38,745     36,741     32,305     33,983
Ratio of Current Assets
  to Current
    Liabilities          2.9 to 1   2.4 to 1   2.0 to 1   2.1 to 1   2.2 to 1
Cash, Cash Equivalents, and
  Marketable Securities    20,891     10,100      9,955      9,849     21,555
Working Capital            55,224     54,104     35,806     36,859     40,342
Property, Plant and
  Equipment - Net          98,454     94,199     84,652     79,969     57,359
Total Assets              223,809    221,514    183,406    176,174    158,440
Long-Term Debt less Current
  Maturities                1,315      9,116      9,740     13,687     13,660
Shareholders' Equity      163,062    145,813    116,417    110,231     94,378
Long-Term Debt as a Percentage
  of Shareholders' Equity      1%         6%         8%        12%        14%

OTHER DATA
----------
Depreciation and
  Amortization             13,712     12,507     10,375      8,439      6,614
Research and Development
  Expenses                 12,570     12,493     10,791     10,352      9,608
Capital Expenditures       18,032     22,744     13,621     28,965     17,739
Number of Employees
 (Average)                  1,376      1,358      1,197      1,122        993
Net Sales per Employee        157        183        207        193        191
Number of Shares Outstanding
  at Year-End          15,356,284 15,102,670 14,664,652 15,235,332 15,087,398

MANAGEMENT'S DISCUSSION AND ANALYSIS

Overview

For the year 2001, net sales were $216.0 million, down 13% from $248.2 million in 2000. Combined Sales, which include half of the sales of Rogers' four unconsolidated 50% owned joint ventures, totaled $276.2 million.

Income before income taxes declined 44% to $21.0 million while net profits decreased 41% to $15.7 million. Diluted earnings per share for the year were $0.98, down from $1.69 in 2000 and basic earnings per share were $1.03 in 2001, down from $1.79 in 2000. Lower than expected income taxes resulting from a combination of lower income and increased tax credits yielded an effective tax rate of only 25% for the Company for 2001. Excluding a one-time charge of $0.09 for professional fees and restructuring charges taken in the second quarter of 2001, and the positive $0.06 realized in the fourth quarter from a decrease in taxes and a resulting increase in net profits, diluted earnings per share for 2001 would have been $1.01.

The decrease in earnings resulted primarily from the lower level of sales along with reduced net joint venture income.

Sales and Operating Profits

Sales - 2001 over 2000

Net sales were $216.0 million in 2001, down from $248.2 million in 2000. Combined Sales, which include half of the sales of Rogers' four unconsolidated 50% owned joint ventures, totaled $276.2 million, compared to $316.8 million in 2000. The major causes of the decrease in revenue were the widespread slowdown in the wireless communications industry and the general downturn in the overall global economy.

Sales - 2000 over 1999

Net sales were $248.2 million in 2000, up slightly from $247.8 million in 1999. Combined Sales totaled $316.8 million, compared
to $285.0 million in 1999.   Beginning in January 2000, sales of
a specialty flexible circuit laminate sold to Hutchinson Technology, Inc. (HTI), were invoiced through Polyimide Laminate Systems, LLC (PLS), Rogers' joint venture with Mitsui Chemicals, Inc. If these sales were treated the same way as reported in 1999, Rogers' net sales would have shown an increase of 14.3% in 2000 from 1999. On the same basis, Combined Sales would have shown an increase of 17.5% in 2000 over 1999. The Company's favorable 2000 results were primarily attributable to strong sales to the computer and wireless communication markets. Sales of silicone and urethane materials and high frequency circuit materials were at record levels during 2000.


Operating Income - 2001 over 2000

Manufacturing margins declined from 33% in 2000 to 31% in 2001. The Company was able to sustain good manufacturing margins, even with significantly lower revenues, due to implementation of a number of cost saving initiatives. Some of these measures included: production furloughs, receiving discounts for early payment of payables, reduced raw material pricing and the closing of most facilities during the last week of the year.

Selling and administrative expenses decreased slightly in total dollars, but increased as a percentage of sales from 16% in 2000 to 18% in 2001. The increase in percentage of sales is primarily due to the decreased sales volume experienced by the Company.

Acquisition/Restructuring costs for 2001 were $2.0 million. On February 7, 2001, the Company entered into a definitive agreement to purchase the Advanced Dielectric Division (ADD) of Tonoga, Inc. (commonly known as Taconic), which operates facilities in Petersburgh, New York and Mullingar, Ireland. On May 11, 2001, the Company announced that active discussions with Taconic to acquire the ADD business had been suspended and it was not anticipated that the acquisition would occur. Accordingly, $1.5 million in costs associated with this potential acquisition were written off during the second quarter. On October 23, 2001, the Company terminated the acquisition agreement.

On October 24, 2001, a breach of contract lawsuit was filed against the Company in the United States District Court for the District of Connecticut seeking damages in the amount of $25 million or more, as well as specific performance and attorneys' fees (Tonoga, Ltd., d/b/a Taconic Plastics Ltd., Tonoga, Inc., Andrew G. Russell, and James M. Russell v. Rogers Corporation). The complaint alleges that the Company breached its agreement to purchase Taconic's Advanced Dielectric Division. The Company believes several conditions precedent to a closing contained in the relevant agreement were not satisfied by Taconic, and that the litigation is without merit. The Company intends to vigorously defend the lawsuit.

In the second quarter of 2001, the Company incurred a restructuring charge in the amount of $500,000. This amount primarily consists of $300,000 in severance benefits for the termination of 19 employees in the Printed Circuit Materials segment and $200,000 in costs associated with the merging of two business units within the segment. All 19 of these employees were terminated during the second quarter. The balance in the accrual at December 30, 2001 was $25,000.

Research and development (R&D) expenses were $12.6 million in 2001 compared to $12.5 million for the same period in 2000. This increase is due to the cost of technical employees added in 2000. Such spending is being maintained so as to preserve the R&D infrastructure to keep the Company well positioned for growth in the future.

Operating Income - 2000 over 1999

Manufacturing margins rose from 29% in 1999 to 33% in 2000. The 2000 margins continued the improvement started in 1999 and were the best in the Company's history. This increase was due to a continuing effort to install new, more productive equipment and to increase the utilization of existing equipment. Additionally, in 1999 manufacturing profit was held down by the lower margins from sales of FLEX-I-MID materials to HTI. These materials were produced for the Company by Mitsui Chemicals, Inc., in Japan, and carried a lower margin than materials that the Company manufactures. In 2000, these sales were made directly by PLS.

Selling and administrative expenses, as a percentage of sales, increased slightly from 15% in 1999 to 16% in 2000. A higher level of information systems expenses was incurred to improve performance for all users. Also incurred in 2000 were one-time licensing and consulting costs. The Company continued to strengthen its global sales and marketing capabilities particularly through expansion. Rogers Korea, Inc., a sales and marketing office with warehousing facilities, officially opened in Seoul, Korea, in the second quarter of 2000. Rogers Technologies Singapore, Inc., a sales and marketing office with warehousing facilities, officially opened in Singapore in the third quarter of 2000. The local presence provided by these operations allows the Company to more effectively service its growing customer base in these areas.

Research and development expenses were $12.5 million in 2000 compared to $10.8 million for the comparable period in 1999, a 16% increase. This reflects an increase in technical staff that allowed the Company to continue improvement in core capabilities, while also placing greater emphasis on new product development.

Other Income and Expense - 2001 over 2000

Net interest income for 2001 was lower than 2000 due to lower rates earned on excess available cash and less interest being capitalized. The amount of capitalized interest for 2000 was approximately $400,000 higher than in 2001.

Other income less other charges increased slightly from 2000 to 2001. Commission income from PLS and joint venture income earned was $2.5 million less in 2001. This decrease was more than offset by an increase in royalty income, a one-time licensing fee, and changes in various reserves.

Other Income and Expense - 2000 over 1999

Net interest income increased approximately $400,000 from 1999 to 2000. The decrease in interest expense accounted for most of this change. This resulted from a reduction of long-term debt in 2000 and higher 1999 interest expense due to a penalty associated with the early payment of debt.

Other income less other charges increased $6.2 million from 1999 to 2000. Joint venture income and commission income earned from the Company's joint ventures accounted for this increase. The income from the newly formed PLS joint venture was included in manufacturing profit in 1999.

Income Taxes

The effective tax rates were 25% in 2001, 29% in 2000, and 28% in 1999. In 2001, the tax rate benefited primarily from foreign tax credits, research and development credits, and nontaxable foreign sales income. In 2000 and 1999, the Company had similar benefits reducing the effective tax rate. In 1999, the Company also incurred current taxes on its foreign joint venture income that had an offsetting decrease to deferred taxes due to the related reduction in the valuation allowance deemed to be necessary by the Company under FAS No. 109. The deferred tax valuation allowance is recorded on the net deferred tax asset associated with its foreign joint venture income.

Backlog

The Company's backlog of firm orders was $23.3 million at December 30, 2001 and $31.8 million at December 31, 2000. The decrease is due primarily to reduced orders.

Segment Sales and Operations

Sales of High Performance Foams decreased 16% in 2001. This same segment increased 15% and 11% in 2000 and 1999, respectively. While foam revenues continued to be lower in the second half of 2001, sales of these materials into cellular phone handsets began to rebound with the elimination of the inventory overhang that was present throughout the first half of the year. The increases in both 1999 and 2000 were due to significantly higher sales of both urethane and silicone foam materials, particularly for wireless communications and computer applications.

Operating Income from High Performance Foams was $4.6 million in 2001, $11.2 million in 2000, and $7.8 million in 1999. The decrease in operating income in 2001 was primarily due to the lower level of sales. Improvement in manufacturing yields and the higher sales volume resulted in the significant improvement from 1999 to 2000.

Sales of Printed Circuit Materials decreased 12% in 2001 and 5% in 2000, while there was an increase of 8% in 1999. If 1999 sales data were restated to exclude the sales to HTI, the sales increase would have been 34% in 2000. Due to the widespread economic downturn in 2001, sales into the wireless area were lower than in 2000. Worldwide sales of high frequency circuit materials far exceeded the Company's expectations in 2000. Rogers has become a leading supplier of such materials to the computer and wireless communications markets. Wireless communication base stations, satellite television receivers, and wireless communication antennas are the current primary uses for these materials. Worldwide sales of high frequency circuit materials had also set a record in 1999. Sales to the wireless communications market were particularly strong. This was significantly offset by the disappointing sales levels of flexible materials that the Company manufactures, reflecting the softness in demand being experienced by its major customer for such materials. Sales of FLEX-I-MID adhesiveless laminate materials to HTI dropped sharply in the fourth quarter of 1999 as this customer continued to work off its inventories resulting in a smaller year-over-year increase.

Printed Circuit Materials operating income was $6.2 million in 2001, $12.2 million in 2000, and $7.5 million in 1999. The lower level of sales was the major factor leading to the decrease in 2001. Additionally, the restructuring charge of $500,000 was included in this segment in 2001. It is expected that this initiative will save in excess of $1.0 million annually. Significantly higher sales, excluding HTI sales now made by PLS, coupled with more efficient manufacturing facilities, led to the increase in operating income in 2000. New equipment has produced immediate process improvements with enhanced product flow and efficiency and increased utilization of equipment has also contributed to the improvement.

Sales of Polymer Materials and Components decreased 12% in 2001 and 2% in 2000, respectively, but increased by 25% in 1999.

The sales decrease in 2001 was due to the general economic climate, not to a known decrease in market share. The increase in 1999 was primarily attributable to the acquisition of most of the engineered molding compounds business of Cytec Fiberite in January 1999. The dampening sleeve business was purchased from Imation Corp. in late 1998 and also contributed to the sales increase in 1999.

Polymer Materials and Components operating income was $2.3 million, $6.1 million, and $9.1 million for 2001, 2000, and 1999, respectively. Lower sales, especially those with high contribution margins, were the cause of the decrease in operating income in both 2001 and 2000. Additionally, the last phase of the transition of the Cytec Fiberite business was completed in 2001, which involved start-up costs. The purchase of the dampening sleeve business and the engineered molding compounds business resulted in significant contributions to the Company's performance in 1999.

Joint Ventures

Durel Corporation:

Durel Corporation, the Company's 50% owned joint venture with 3M in electroluminescent lamps, recorded sales in 2001 which were 20% lower than in 2000. New cell phone models featuring Durel products, whose introduction had been delayed during the first nine months of 2001 due to an inventory glut, started to ramp into production in the fourth quarter of 2001. Durel's profits for 2001 were also lower but were higher in the fourth quarter than in all of the previous three quarters of 2001 combined.

On June 28, 2001, Durel was informed that the patent infringement lawsuit it filed against Osram Sylvania Inc., which had been decided in Durel's favor in February 2000, had been reversed by the U.S. Court of Appeals. In December 2001, Durel and Osram Sylvania agreed to a worldwide cross-licensing of the disputed patents and an agreement not to assert future patents against either company's existing products.

Durel experienced record sales in 2000 and, along with lower expenses associated with the Osram Sylvania litigation, had a significant increase in profitability. Continued penetration of the cellular telephone handset market drove the growth during 2000. Durel dou-bled manufacturing capacity in 2000. To meet the demand from this rapidly growing market, Durel also began construction of a 75,000 square foot addition that was completed in 2001.

Durel achieved 50% growth in sales in 1999 that included late-year contracts from two of the largest manufacturers of cellular telephones. This growth was driven by a more than 130% increase in sales of Durel's products for wireless telephones and other handheld electronic devices. These sales gains helped Durel achieve record earnings in 1999 despite a very significant increase in legal costs associated with the patent infringement lawsuit.


Rogers Inoac Corporation (RIC):

Sales of RIC, the Company's joint venture with Inoac Corporation in Japan, decreased 14% from 2000 to 2001 due to general economic conditions. In January 2002, RIC sold its Endur product line to the Company's joint venture partner, Inoac Corporation. The sale allows the joint venture to focus on high performance foams, which is consistent with the Company's strategy. No significant earnings impact will result from this transaction.

Profits in 2000 were significantly higher than in 1999 due to increasing sales of urethane foams for handheld electronic devices and general overall economic strength in Southeast Asia. In 1999, RIC was successful in moving PORON materials into more industrial applications.


Polyimide Laminate Systems, LLC (PLS):

Sales from our PLS joint venture were 17% higher in 2001.    In
2001 and 2000, this product, which is manufactured by Mitsui Chemicals, Inc. under a Rogers' technology license, was sold by PLS. Since PLS is now making these sales directly, Rogers' share of such sales is reported in Combined Sales rather than in net sales. In 1999, Rogers' net sales included $30.7 million of sales of a specialty flexible circuit board laminate to HTI.

Rogers Chang Chun Technology Co., Ltd. (RCCT):

On June 29, 2000, Rogers signed a joint venture agreement with Chang Chun Plastics Co., Ltd. (CCP), a $1.1 billion Taiwanese specialty chemical manufacturer. Combining Rogers' leading-edge flexible circuit materials technology with CCP's outstanding manufacturing capabilities and long established market position in Taiwan will enable the joint venture to be a leading flexible circuit materials supplier in Taiwan. This joint venture had a smooth and successful start-up of its manufacturing operations during the fourth quarter of 2001 and should begin shipping production materials and generating sales early in the second quarter of 2002.


QUARTERLY RESULTS OF OPERATIONS
----------
(Dollars in Thousands, Except Per Share Amounts)


                                                       Basic       Diluted
                   Net    Manufacturing     Net      Net Income   Net Income
     Quarter      Sales      Profit        Income    Per Share    Per Share
----------------------------------------------------------------------------
2001  Fourth   $ 48,094	  $ 14,611     $  3,900      $   .25     $   .24
      Third      51,031	    15,792        3,219          .21         .20
      Second     53,162	    15,801        1,894          .12	     .12
      First      63,750	    20,654        6,721          .44	     .42
----------------------------------------------------------------------------
2000  Fourth   $ 60,952   $ 20,591     $  7,434      $   .49     $   .47
      Third      62,357     20,695        6,936          .46         .44
      Second     61,266     20,072        6,442          .43         .41
      First      63,640     21,147        5,908          .40         .37
----------------------------------------------------------------------------

The results of operations in the fourth quarter of 2001 include a benefit of approximately $1 million resulting from an adjustment to the Company's effective income tax rate.


Acquisitions

As of December 31, 2001 (fiscal year 2002), the Company acquired much of the intellectual property and most of the polyolefin foam product lines of Cellect LLC. This polyolefin foam business will be integrated into Rogers

                                 19

High Performance Foams and later combined with an existing Rogers' business in Illinois. It is expected that this new business will be modestly accretive to earnings in 2002. Initial market response to this purchase has been very positive.

Effective January 1999, the Company acquired the engineered molding compounds business of Cytec Fiberite. This acquisition has added capabilities that have enhanced the Company's moldable composites business.

Sources of Liquidity and Capital

Net cash provided by operating activities amounted to $39.0 million in 2001, $23.7 million in 2000 and $32.5 million in 1999. The year-to-year increase from 2000 to 2001 was due primarily to the lower level of accounts receivable and a company-wide initiative put in place to reduce inventory levels. The decrease from 1999 to 2000 was due to a $6.0 million loan granted to one of the Company's unconsolidated joint ventures and a higher level of inventories, offset partially by increased profits and depreciation. Inventories were increased to support higher customer demand and in particular at the Moldable Composites Division where inventory was increased in anticipation of the final move of the Cytec Fiberite equipment from Winona, Minnesota to Manchester, Connecticut.

Capital expenditures totaled $18.0 million in 2001, $22.7 million in 2000 and $13.6 million in 1999. Despite the economic climate, the Company continued to invest in its long-term future. The Company completed the construction of a building addition in Arizona that was started in 2000. Additional press capacity for high frequency materials was installed late in 2001 and will come on line early in 2002. The Company has slowed the qualification of the new Ghent, Belgium high frequency circuit laminate facility to match the current needs of the marketplace. This facility will be brought on line as needs warrant. The increase in expenditures in 2000 was directly related to higher sales of products manufactured by the Company. To satisfy this growing demand, the Company completed a 50% capacity increase in Arizona for its RO4000 high frequency circuit materials. The Company began construction of the building addition in Arizona and acquired additional acreage in both Arizona and Ghent, Belgium in 2000. In 1999 capital expenditures were at more traditional levels and no major expansion projects were initiated and completed during the year.

Cash generated from the Company's operating activities exceeded capital spending in all three years presented, and spending was financed through these internally generated funds.

The Company has an unsecured multi-currency revolving credit agreement with two domestic banks and can borrow up to $75 million, or the equivalent in certain other foreign currencies. Amounts borrowed under this agreement are to be paid in full by December 8, 2005. The rate of interest charged on outstanding loans can, at the Company's option and subject to certain restrictions, be based on the prime rate or at rates from 50 to
112.5 basis points over a Eurocurrency loan rate. The spreads over the Eurocurrency rate are based on the Company's leverage ratio. Under the arrangement, the ongoing commitment fee varies from 30.0 to 37.5 basis points of the maximum amount that can be borrowed, net of any outstanding borrowings and the maximum amount that beneficiaries may draw under outstanding letters of credit. There were no borrowings pursuant to this arrangement at December 30, 2001. The loan agreement contains restrictive covenants primarily related to total indebtedness, interest expense, capital expenditures and net worth. The Company is in compliance with these covenants.

The Company had designated 390.2 million Belgian francs as a hedge of its net investment in a foreign subsidiary in Belgium ($9.1 million at December 31, 2000). On July 6, 2001, the Company repaid the debt at the then current Belgian franc rate, amounting to $8.2 million. During the years 2001 and 2000, the Company recorded $900,000 and $600,000, respectively, of net pretax gains related to the hedge in other comprehensive income in shareholders' equity.

In September 2001, Rogers NV, a Belgian subsidiary of the Company, signed an unsecured revolving credit agreement with a European bank. Under this arrangement Rogers NV now can borrow up to 6,200,000 Euro. Amounts borrowed under this agreement are to be repaid in full by May 1, 2005. The rate of interest charged on outstanding loans is based on the Euribor plus 25 basis points. At December 30, 2001, Rogers NV had borrowings of 1,487,361 Euro ($1,315,000) under this agreement.

As of December 30, 2001, the Company had loaned $5.0 million to Durel Corporation. Borrowings must be made in increments of $250,000, may not exceed $8.0 million in the aggregate, will be at the prime rate of interest, and any amounts repaid by Durel may subsequently be re-borrowed during the term of the loan arrangement. The arrangement expires in September of 2002, unless extended at the sole discretion of the Company.

At December 30, 2001, the Company had indirectly guaranteed 50% of a loan entered into by Durel. The Company's proportionate share of the outstanding principal under this guarantee was $3.9 million at December 30, 2001 and $4.3 million at December 31, 2000. The Company believes that Durel will be able to meet its obligations under this financing arrangement and accordingly no payments will be required and no losses will be incurred under this guarantee.

Management believes that over the next twelve months, internally generated funds plus available lines of credit will be sufficient to meet the regular needs of the business. The Company continually reviews and assesses its lending relationships.

Dividend Policy

In 1992, the Board of Directors voted to discontinue cash dividends. At present, the Company expects to maintain a policy of emphasizing longer-term growth of capital rather than immediate dividend income.


CAPITAL STOCK MARKET PRICES
----------

The Company's capital stock is traded on the New York Stock Exchange. The following table sets forth the composite high and low closing prices during each quarter of the last two years on a per share basis.


                        2001                            2000
--------------------------------------------------------------------

Quarter            High        Low                High        Low
--------------------------------------------------------------------
Fourth          $  35.80    $  27.80		$ 45.25    $ 29.06
Third              31.30       24.95	          38.94      31.38
Second             35.60       23.90		  39.50      29.84
First              42.00       31.75		  35.25      18.03


Environmental Activities

The Company is subject to federal, state, and local laws and regulations concerning the environment and is involved in the following matters: 1) the Company is currently involved as a potentially responsible party (PRP) in two Superfund sites; 2) the Company is working with consultants and the Connecticut Department of Environmental Protection to monitor the area where remediation work was completed to address historic polychlorinated biphenyl (PCB) contamination at its Woodstock, Connecticut facility; and 3) The Company and the United States Environmental Protection Agency have been involved in a dispute about the alleged improper disposal of PCB's by the Company. The Company does not believe that the outcome of any of the above matters will have a material adverse effect on its financial position nor has the Company had any material recurring costs or capital expenditures relating to environmental matters, except as disclosed in the Notes to Consolidated Financial Statements.
 Refer to Note I of the Notes to Consolidated Financial Statements for a discussion of the above matters and the related costs.


New Accounting Standards

Refer to Note A of the Notes to Consolidated Financial Statements for a discussion of the new accounting pronouncements and the potential impact to the Company's consolidated results of operations and consolidated financial position.

Critical Accounting Policies

Management is required to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and assumptions are based on accounting policies that have been consistently applied and are in accordance with accounting principles generally accepted in the United States. The policies that are deemed critical are those that could have different valuations if another methodology was used. The Company deems, however, that appropriate reserves have been established and other methodologies would not yield results that are materially different. These critical accounting policies are listed below.

Allowance for Doubtful Accounts: In circumstances where the Company is made aware of a specific customer's inability to meet its financial obligations, a reserve is established. The accounts that have balances outstanding for more than 60 days are individually evaluated and appropriate reserves are established. The remainder of the reserve is general in nature and is based upon historical trends and current market assessments.

Inventories: The Company maintains an obsolescence and slow-moving reserve. Products and materials that are specifically identified as obsolete are fully reserved. Most products that have been held in inventory greater than one year are fully reserved unless there are mitigating circumstances. The remainder of the reserve is general in nature and fluctuates with market conditions, design cycles and other economic factors.

In addition, the Company values certain inventories using the last-in, first-out (LIFO) method. Accordingly, a LIFO valuation reserve is calculated using the link chain index method and is maintained to properly value these inventories.

Investments in Unconsolidated Joint Ventures: The Company accounts for its investments in and advances to unconsolidated joint ventures, all of which are 50% owned, using the equity method. This method was chosen due to the level of investment and because the Company has the ability to exercise significant influence, but not control, over the joint ventures' operating and financial policies.


Market Risk

The Company is exposed to market risk from changes in interest rates and foreign exchange rates. The Company does not use derivative instruments for trading purposes. The Company monitors foreign exchange and interest rate risks and manages such risks on specific transactions. The risk management process primarily uses analytical techniques and sensitivity analysis.

The Company has obligations where the interest rate, although not fixed, is relatively low compared to the prime interest rate. An increase in interest rates would not significantly increase interest expense due to the current makeup of the Company's debt obligations. Because of the size and structure of these current obligations, a 100 basis point increase in the prime interest rate would not result in a material change in the Company's interest expense or in the fair value of the debt obligations. The fair value of the Company's investment portfolio or the related interest income would not be significantly impacted by either a 100 basis point increase or decrease in interest rates due mainly to the size and short-term nature of the Company's investment portfolio and the relative insignificance of interest income to consolidated pretax income, respectively.

The Company's largest foreign currency exposure is against the Euro, primarily because of its investments in its ongoing operations in Belgium. Exposure to variability in currency exchange rates is mitigated, when possible, through the use of natural hedges, whereby purchases and sales in the same foreign currency and with similar maturity dates offset one another. The Company can initiate hedging activities by entering into foreign exchange forward contracts with third parties when the use of natural hedges is not possible or desirable.

Forward-Looking Information

Certain statements in this Management's Discussion and Analysis section and in other parts of this annual report may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. Such factors include changing business, economic, and political conditions both in the United States and in foreign countries; increasing competition; changes in product mix; the development of new products and manufacturing processes and the inherent risks associated with such efforts; changes in the availability and cost of raw materials; fluctuations in foreign currency exchange rates; and any difficulties in integrating acquired businesses into the Company's operations. Such factors also apply to the Company's joint ventures where the Company is able to exercise significant influence, but not control, over such 50/50 operations. Additional information about certain factors that could cause actual results to differ from such forward-looking statements include the following:

Technology and Product Development

The Company's future results depend upon its ability to continue to develop new products and improve its product and process technologies. The Company's success in this effort will depend upon the Company's ability to anticipate market requirements in its product development efforts, the acceptance and continued commercial success of the end user products for which the Company's products have been designed, and the Company's ability to adapt to technological changes and to support established and emerging industry standards.

In particular, the wireless communications market is characterized by frequent new product introductions, evolving industry standards, rapid changes in product and process technologies, price competition and many new potential applications. The products that the Company manufactures and sells to the wireless communications market are relatively new. To be successful in this area, the Company must be able to consistently manufacture and supply high frequency circuit materials that meet the demanding expectations of customers for quality, performance and reliability at competitive prices. The timely introduction by the Company of such new products could be affected by engineering or other development program slippages and problems in effectively and efficiently increasing production to meet customer needs. In addition, the market for computers is characterized by rapid technological change, significant pricing pressures and short

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                             F-10
lead times. Because the Company manufactures and sells its own circuit materials to meet the needs of this market, the Company's results may be affected by these factors.

Volatility of Demand

The computer industry and the wireless communications industry have historically been characterized by wide fluctuations in product supply and demand. From time to time, the industries have experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles and declines in general economic conditions. These downturns have been characterized by diminished product demand, production over-capacity and accelerated price erosion. The Company's business may in the future be materially and adversely affected by such downturns.

Environmental Litigation

The Company is currently engaged in proceedings involving two Superfund sites, as a participant in a group of potentially responsible parties. The Company's estimation of environmental liabilities is based on an evaluation of currently available information with respect to each individual situation, including existing technology, presently enacted laws and regulations, and the Company's past experience in the addressing of environmental matters. Although current regulations impose potential joint and several liability upon each named party at any Superfund site, the Company expects its contribution for cleanup to be limited due to the number of other potentially responsible parties, and the Company's share of the contributions of alleged waste to the sites, which the Company believes is de minimis. However, there can be no assurances that the Company's estimates will not be disputed or that any ultimate liability concerning these sites will not have a material adverse effect on the Company.

Capital Expenditures

The level of anticipated 2002 capital expenditures and the anticipated benefits to be derived from such expenditures could differ significantly from the forecasted amounts due to a number of factors including, but not limited to: changes in design, differences between the anticipated and actual delivery dates for new machinery and equipment, problems with the installation and start-up of such machinery and equipment, delays in the construction or modifications of buildings and delays caused by the need to address other business priorities, as well as changes in customer demand for the products the Company manufactures. Similar risks are inherent in the Company's joint venture operations.

Raw Materials

The Company from time to time must procure certain raw materials from single or limited sources that expose the Company to vulnerability to price increases and the varying quality of the material. In addition, the inability of the Company to obtain these materials in required quantities could result in significant delays or reductions in its own product shipments. In the past, the Company has been able to purchase sufficient quantities of the particular raw material to sustain production until alternative materials and production processes could be requalified with customers. However, any inability of the Company to obtain timely deliveries of materials of acceptable quantity or quality, or a significant increase in the prices of materials, could materially and adversely affect the Company's operating results.

Foreign Sales

The Company's international sales involve risks, including imposition of governmental controls, currency exchange fluctuation, potential insolvency of international customers, reduced protection for intellectual property rights, the impact of recessions in foreign countries, political instability, and generally longer receivables collection periods, as well as tariffs and other trade barriers. There can be no assurance that these factors will not have an adverse effect on the Company's future international sales, and consequently, on the Company's business, operating results and financial condition.

Acquisitions

Acquisitions are an important component of the Company's growth strategy. Accordingly, the Company's future performance will depend on its ability to correctly identify appropriate businesses to acquire, negotiate favorable terms for such acquisitions and then effectively and efficiently integrate such acquisitions into the Company's existing businesses. There is no certainty that the Company will succeed in such endeavors.

Other Information

The foregoing list of important factors does not include all such factors that could cause actual results to differ from forward-looking statements contained in this report, nor are such factors necessarily presented in order of importance.

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                               F-11